UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

TEMPUR SEALY INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31922	33-1022198
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Tempur Way
Lexington, Kentucky  40511
(Address of principal executive offices) (Zip Code)

Lou Jones, Executive Vice President and General Counsel
(800) 878-8889
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure of Tempur Sealy International, Inc.

In 2012, the U.S. Securities and Exchange Commission (the “Commission”) adopted the final conflict minerals rule required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Minerals Rule”). The Conflict Minerals Rule requires reporting companies to determine whether any of the “conflict minerals” (tin, tungsten, tantalum and gold, or “3TG”) are necessary to the functionality or production of its manufactured products and if so, to conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the 3TGs originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”), or whether they are from recycled or scrap sources. The Conflict Minerals Rule defines 3TG as “conflict minerals” regardless of the geographic origin of the 3TG and even if the mining and sourcing of the 3TG did not fund armed conflict. (Please refer to Rule 13p-1, Form SD and the 1934 Securities Exchange Act Release No. 3467716 for definitions of the terms used in this Report, unless otherwise defined herein.)

This is the Conflict Minerals Disclosure of Tempur Sealy International, Inc. (the “Company”) for the calendar year ended December 31, 2014. In 2013, the Company developed a Conflict Minerals Policy stating its commitment to use suppliers that only source 3TG (i) from countries other than the Covered Countries, (ii) that comes from scrap or recycled sources, or (iii) that is supplied from smelters that have been validated by an independent private sector party to be conflict free. We have communicated our Policy to our sourcing employees and suppliers and it is also available to the public on our website at http://investor.tempursealy.com/governance.cfm. In 2014, the Company again assessed its products and determined that certain products it manufactures or acquires under contract from suppliers contain necessary 3TGs.

The Company conducted a RCOI to determine whether such 3TGs originated in any Covered Country as described below.

We sent our Policy, a declaration to determine the use of 3TGs and the Electronics Industry Citizenship Coalition (“EICC”) Conflict Minerals Reporting Template (“CMRT”) developed by the EICC and the Global e-Sustainability Initiative, to all of the Company’s 60 suppliers and 100% of those suppliers completed and returned a declaration or CMRT. Of that number, 53 of the Company’s suppliers stated that no 3TGs were used in their products, and seven suppliers reported that they did use one or more 3TGs in the production of their products. Each of these seven suppliers listed the 3TGs used in their products and informed the Company that they had not obtained 3TGs from any of the Covered Countries. To the extent suppliers identified smelters, those smelters are on the CFSI Conflict-Free Smelter List.

Based on the information provided by the suppliers, the Company does not have reason to believe that its necessary 3TGs may have originated in the Conflict Region.

This information is publicly available on our website at http://investor.tempursealy.com/governance.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 29, 2015

Tempur Sealy International, Inc.

By:	/s/ Dale E. Williams
Name:	Dale E. Williams
Title:	Executive Vice President & Chief Financial Officer